Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated September 4, 2024

Registration Statement No. 333-274340

NORDSON CORPORATION

Pricing Term Sheet

$600,000,000 4.500% Notes due 2029

Issuer:	Nordson Corporation

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	4.500% Notes due 2029 (the “notes”)

Aggregate Principal Amount:	$600,000,000

Maturity:	December 15, 2029

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2024

Coupon:	4.500%

Price to Public:	99.807% of principal amount

Benchmark Treasury:	3.625% due August 31, 2029

Benchmark Treasury Price / Yield:	100-07+ / 3.573%

Spread to Benchmark Treasury:	97 basis points

Yield to Maturity:	4.543%

Ratings (Moody’s / S&P)*:	Baa2 / BBB

Trade Date:	September 4, 2024

Settlement Date**:	T+3; September 9, 2024

Optional Redemption:

Prior to November 15, 2029 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, at any time in whole or from time to time in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.  100% of the principal amount of the notes to be redeemed; and

2.  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, in each case discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued thereon to the date of redemption plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

Day Count:	30 / 360

CUSIP / ISIN:	655663AC6 / US655663AC62

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BNP Paribas Securities Corp. Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Huntington Securities, Inc. TD Securities (USA) LLC

Co-Managers:	UniCredit Capital Markets LLC WauBank Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

**

It is expected that delivery of the notes will be made against payment therefor on or about September 9, 2024, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to one business day before the date of delivery of the notes in this offering will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated September 4, 2024 and an accompanying prospectus dated September 5, 2023) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649, BNP Paribas Securities Corp. toll-free at (800) 854-5674 or Wells Fargo Securities, LLC at (800) 645-3751. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.